Exhibit 107.1
Calculation
of Filing Fee Tables
424(b)(5)
(Form Type)
Fifth Third Bancorp
(Exact Name of Registrant as Specified in its Charter)
Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Fees to Be Paid	Debt	4.895% Fixed Rate/Floating Rate Senior Notes Due 2030	457(r) and 457(o)	$750,000,000	100 .000%	$750,000,000	. 00014760	$110,700

Fees Previously Paid	—	—	—	—	—	—	—	—

	Total Offering Amounts					$ 750,000,000		$ 110,700

	Total Fees Previously Paid							—

	Total Fee Offsets							—

	Net Fee Due							$110,700

(1)	The prospectus supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate amount of that offering is $ 750,000,000 .